United States securities and exchange commission logo





                              May 20, 2022

       Yang Chong Yi
       Chief Executive Officer
       Nhale, Inc.
       42 Mott Street
       4th Floor
       New York, NY 10013

                                                        Re: Nhale, Inc.
                                                            Amendment No. 7 to
Registration Statement on Form 10-12G
                                                            Filed May 4, 2022
                                                            File No. 000-56324

       Dear Dr. Chong Yi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form 10-12G filed May 4,
2022

       Introductory Comment, page v

   1. We note your response to comment 1, as well as your amended disclosure that you are
                                                        "not currently subject
to the HFCAA ruling announced by the PCAOB on December 16,
                                                        2021 . . . " (emphasis
added). Please revise this statement to disclose that your auditor is not subject to the
determinations announced by the PCAOB on December 16, 2021, if true (emphasis added).
Please remove your reference to an HFCAA "ruling" as we are
                                                        unaware of such a
ruling. Please make conforming changes to the same sentence on page
                                                        7 of the registration
statement.
 Yang Chong Yi
FirstName
Nhale, Inc. LastNameYang Chong Yi
Comapany
May         NameNhale, Inc.
     20, 2022
May 20,
Page 2 2022 Page 2
FirstName LastName
2. We note your response to comment 3, as well as your amended disclosure. Additionally:

                Please update the risk factor cross-reference on page vi that refers to the deleted risk factor entitled "Our Business is Subject to Numerous Legal and Regulatory Risks that
              Could Have an Adverse Impact on Our Contemplated Business."

                Please update the risk factor cross-reference on page vi that refers to the revised risk factor previously entitled "Risks Related to the Regulatory Environment."
Risks Related to the Company's Organizational Structure, page 5

3. We note your response to comment 2, as well as your amended disclosure. In addition:

                Please remove the reference to "China Changjiang Mining & New Energy Co.," as we understand that you are currently organized under the entity Nhale Inc., as you disclose on page ii.

                We note your disclosure that "NHLE does not currently use a VIE structure, but that if you do implement one, there would be substantial legal uncertainties surrounding the related contractual arrangements," as well as your disclosure regarding
              "your inability to assert contractual control over the assets of our PRC subsidiaries or the VIEs that conduct all or substantially all of your operations" (emphasis added).
              Please revise such references to "you" and "your" to instead refer to "we" and "our", if true, and make conforming changes throughout the registration statement.
              Alternatively, please remove this language on page 6 as it appears duplicative of similar disclosure included elsewhere.

                Please revise the reference to "our PRC subsidiaries or the VIEs that conduct . . . " to instead refer to your contemplated PRC subsidiaries or contemplated VIEs that would conduct your operations, if true (emphasis added). General

4. We note that your CEO and director Dr. Yang Chong Yi is located in China according to your disclosure on page 16. Please include a separate
Enforceability    section, consistent
         with Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will be much more difficult to take these actions).
 Yang Chong Yi
FirstName
Nhale, Inc. LastNameYang Chong Yi
Comapany
May         NameNhale, Inc.
     20, 2022
May 20,
Page 3 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you
have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Rhonda Keaveney